

Michael Lester

Experience

Green Tower Development – TX- CEO	**01/2013 – Present**
Worked on developing DogWorx	08/2017 – Present
Green Tower Development – HK, BHR, QRT, NZ- Chairman	**10/2007 – Present**

- Seasoned international real estate developer with 40+ year's experience.
- Successful execution on dozens of high-profile international projects, each valued between $40 MM to $1.3B in value, from conceptual and architectural design, to construction and project management.
- Proven track record to complete and deliver complete turnkey projects on time and on budget.
- Management expertise in manufacturing process, cost optimization, labor efficiency, and product and service quality delivery.
- 20+ years of experience with low-cost country sourcing, facilitating project equipment and materials supply at significantly reduced costs.